COMMAND SECURITY CORPORATION
                           Route 55, Lexington Park
                        Lagrangeville, New York 12540



                                            April 25, 2001

Via Federal Express and Edgar

Karen Garnett, Assistant Director
U.S. Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W., Mailstop 4-9

Washington, DC 20549

         RE: Command Security Corporation Withdrawal of Registration Statement on Form S-3

Dear Ms. Garnett:

         Pursuant to Rule 477 under the Securities Act of 1933, as amended (the "Act"), Command Security Corporation, a New York corporation ("Command") hereby requests the withdrawal of Command's Registration Statement on Form S-3 and all exhibits thereto filed with the Securities and Exchange Commission and declared effective on November 9, 1995 (file no. 33-75336) (the "Form S-3"). Command requests that the Form S-3 be withdrawn as authorized in the highlighted section on page 6 of the prospectus filed with the original registration, attached hereto.

         Please stamp the enclosed additional copy of this letter with the date of receipt and return it to the undersigned in the envelope provided.

         If you should have any further questions regarding this request for withdrawal, please contact David Pollitzer of Herzog, Engstrom & Koplovitz, P.C. at 518-465-7581.

                                            Very truly yours,

                                    COMMAND SECURITY CORPORATION


                                    By: /s/ William C. Vassell
                                        William C. Vassell, President
                                        Chairman and Chief Executive Officer